July 16, 2018

VIA EDGAR

Mr. John Reynolds

Assistant Director

Office of Natural Resources

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Legacy Reserves Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed May 14, 2018
File No. 333-224182

Dear Mr. Reynolds:

Set forth below are the responses of Legacy Reserves Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 30, 2018, with respect to the Company’s Amendment No. 1 (“Amendment No. 1”) to Registration Statement on Form S-4 filed with the Commission on May 14, 2018, File No. 333-224182 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR in response to the Staff’s comments.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.

Summary Selected Unaudited Pro Forma Condensed Consolidated Financial Information, page 26

1.	We note that your pro forma adjustment to current liabilities due to the acceleration of vesting dates related to the change of control was revised from $27.4 million to $15.1 million. Tell us the reason for the decrease in the adjustment amount and explain the difference between the adjustment amount and the amounts disclosed on page F-68.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the change in the pro forma adjustment from $27.4 million to $15.1 million is related to the increased liability balance reflected on our balance sheet from December 31, 2017 to March 31, 2018. As we account for our cash settled phantom units under the liability method, the increase in our unit prices to $4.71 as of March 31, 2018 from $1.61 as of December 31, 2017 increased our current liability balance by approximately $12.3 million. As such, the pro forma adjustment required for the acceleration of vesting dates was reduced accordingly. The amounts presented on page F-68 of Amendment No. 2 are inclusive of the pro forma adjustment and the amount currently recorded as a current liability as of March 31, 2018.

2.	You disclose that you determined the amount of your long term incentive plan liabilities using the average closing price of the units over the first five business days preceding the announcement of the Corporate Reorganization. Revise your pro forma disclosures to use the most recent unit price at the time of filing. Please disclose the date at which the unit price was determined. You may also consider disclosing a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent unit price.

Response: We acknowledge the Staff’s comment and have revised our pro forma disclosure to use the closing price of the units on July 9, 2018, and we have disclosed the date at which the unit price was determined. We respectfully have elected not to include a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent unit price. Please see page 27 of Amendment No. 2.

3.	We note you intend to fund the long term incentive plan liabilities with borrowings. Revise your disclosures to include pro forma adjustments for the increase to your borrowings and related interest expense.

Response: We acknowledge the Staff’s comment and have revised our disclosure to quantify the anticipated increase to our borrowings. We respectfully advise the Staff that we have not included any related pro forma interest expense as such expense would be immaterial. Please see page 27 of Amendment No. 2.

Quantification of Potential Payments to Named Executive Officers in Connection with the Corporate Reorganization, page 67

4.	Please revise your disclosure to calculate the price per share using the average closing market price of Legacy Reserves LP’s securities over the first five business days following the first public announcement of the transaction. You presently disclose that you calculated the price share price using the average over the five business days “preceding” the first public announcement. See Item 402(t) and Instruction 1 to the Instructions to Item 402(t)(2) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised our disclosure to calculate the price per share using the average closing market price of Legacy Reserves LP’s securities over the first five business days following the first public announcement of the transaction. Please see pages 71-72 of Amendment No. 2.

Comparison of the Rights of Stockholders and Unitholders, page 77

5.	We note your response to prior comment 12. Notwithstanding your analysis and discussion, we continue to believe that certain new provisions of New Legacy’s amended and restated certificate and bylaws should be presented as separate proposals to allow for shareholders to vote on each matter separately. In this regard, various new provisions of New Legacy’s amended and restated certificate and bylaws, including the classified board of directors, exclusive forum and the super majority voting provisions appear to substantively affect shareholder rights and differ from the terms of the Partnership Agreement. Please revise to unbundle these matters as separate proposals pursuant to Rule 14a-4(a)(3). For guidance, please refer to Question 101.02 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a- 4(a)(3) Generally), available on our website.

Response: We acknowledge the Staff’s comment regarding whether we are required to present as separate proposals certain provisions of New Legacy’s amended and restated certificate of incorporation and bylaws (the “New Legacy Organizational Documents”) that differ in material respects from the Partnership Agreement.

We have reconsidered the application of Rule 14a-4(a)(3) and Question 101.02 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally) (“Question 101.02”) as they pertain to the provisions of the New Legacy Organizational Documents relating to a classified board of directors and exclusive forum. Following such reconsideration and consistent with the guidance provided under Question 101.02, we have determined that Proposal 1 (the Merger Proposal) contained in the Registration Statement should be unbundled as it includes new provisions on which Legacy Reserves LP’s unitholders could reasonably be expected to wish to express a view separate from their views on the approval of the Merger Agreement. In response to the Staff’s comment above, we have (i) added a new Proposal 2 to the Registration Statement, which contemplates adopting a classified board of directors for the Company under the New Legacy Organizational Documents and (ii) removed the exclusive forum provision and references thereto from the New Legacy Organizational Documents and the Registration Statement.

However, we respectfully submit that we do not believe that the supermajority voting provisions in the New Legacy Organizational Documents should be unbundled under Rule 14a-4(a)(3) under the Exchange Act. Pursuant to the guidance in Question 101.02, the Staff notes that it “would not ordinarily object to the bundling of any number of immaterial matters with a single material matter” and that in determining materiality, a company “should consider whether a given matter substantively affects shareholder rights.” Additionally, pursuant to the guidance in Question 201.02 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context) (“Question 201.02”), the Staff notes that in the context of parties to a merger forming a new entity that will issue equity securities in the transaction, an acquiror must “present separately on its form of proxy any material provision or provisions of the new entity’s organizational documents that are a term of the transaction agreement, if the provision or provisions represent a material change from the acquiror’s organizational documents…” (emphasis added). Under the analysis in Question 201.02, the Partnership would be considered the acquiror as the party whose shareholders are expected to own the largest percentage of equity securities of the new entity following consummation of the transaction. Under the New Legacy

Organizational Documents, there are a limited set of items which require supermajority approval—(i) amendments to certain provisions of the New Legacy Organizational Documents and (ii) the removal of directors by stockholders. We believe that the supermajority provisions in the New Legacy Organizational Documents do not present a material change from the rights the unitholders currently have under the Partnership Agreement and the Amended and Restated Limited Liability Company Agreement of the Partnership GP (as amended, the “GP LLC Agreement” and together with the Partnership Agreement, the “Existing Organizational Documents”), and it is unnecessary to unbundle such provisions because the policy concerns of Rule 14a-4(a)(3) are not implicated in this context.

Amendments to Certain Provisions of the New Legacy Organizational Documents

As discussed in the Registration Statement under “Description of New Legacy Capital Stock—Anti-Takeover Effects of New Legacy’s Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Certain Provisions of Delaware Law—Supermajority Provisions” beginning on page 107 of Amendment No. 2, the New Legacy Organizational Documents provide that certain provisions of the New Legacy Organizational Documents may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all outstanding shares of New Legacy’s stock entitled to vote thereon, voting together as a single class.

Pursuant to Section 13.2 of the Partnership Agreement, amendments to the Partnership Agreement may only be proposed by the Partnership GP. Unitholders have no ability as unitholders to propose any such amendments to the Partnership Agreement. Additionally, the General Partner has no duty or obligation to propose any amendment to the Partnership Agreement and may decline to do so “free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner” with no duty to act in good faith in declining to propose an amendment to the Partnership Agreement. Additionally, under Section 7.2 of the GP LLC Agreement, there are certain negative control rights of the members of the Partnership GP (the “Members”). The GP Board cannot take any action without the consent of the Members that “would have, or would reasonably expected to have, a material effect, directly or indirectly, on the Members’ interests in the [Partnership GP].” The GP LLC Agreement lists certain “extraordinary matters” that, among others, would require the consent of the Members, which includes a merger, sale of the company or a material amendment of the GP LLC Agreement or the Partnership Agreement (emphasis added). In connection with the Corporate Reorganization, New Legacy is purchasing Partnership GP, which will effectively negate the negative control rights of the Members.

For the reasons outlined above, under the Partnership Agreement, unitholders currently have no ability to cause similar changes to the Partnership Agreement as are contemplated as requiring a supermajority voting requirement in the New Legacy Organizational Documents. Under the Existing Organizational Documents, (i) Partnership GP would first have to propose an amendment (as the sole party that may propose an amendment, with no duty or obligation to propose any amendments) and (ii) given that any such amendment would reasonably be expected to have a material effect on the Members’ interests in the Partnership GP, the Members would then have to consent to any such amendment prior to or upon approval of the unitholders. Under the New Legacy Organizational Documents, a stockholder may—assuming proper procedures under the New Legacy Organizational Documents are followed—propose business to be conducted at an annual meeting, including amendments to the New Legacy Organizational Documents, at which point the stockholders may vote on such proposed amendments, even if opposed by management or the board of directors of New Legacy. Accordingly, we believe the supermajority voting provisions related to amendments in the New Legacy Organizational Documents do not represent a material change from the Existing Organizational Documents. The provisions are a way to carry over the existing protections in the Existing Organizational Documents, while providing stockholders with more rights than they have under the Existing Organizational Documents.

Removal of Directors

Under the New Legacy Organizational Documents, in the event that Proposal 2 referenced above is not approved by the unitholders of the Partnership, directors may be removed by stockholders, with or without cause (or only for cause if Proposal 2 is approved), only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of voting stock, voting together as a single class. Under the Partnership Agreement, a director may be removed only for cause and only upon a vote of the majority of the remaining directors then in office; unitholders have no ability to remove directors. Similar to the above discussion concerning amendments to the New Legacy Organizational Documents, under the Partnership Agreement, unitholders have no right to remove a director of Partnership GP. Accordingly, we believe requiring a supermajority to remove directors under the New Legacy Organizational Documents does not represent a material change from the Existing Organizational Documents. The requirement is a way to carry over the existing protections in the Existing Organizational Documents, while providing stockholders with more rights than they have under the Existing Organizational Documents.

For these reasons, we respectfully submit that providing unitholders the right to vote separately on the supermajority voting provisions of the New Legacy Organizational Documents in this case would not serve the purpose intended by Rule 14a-4(a)(3) under the Exchange Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Partnership, page 113

Capital Resources and Liquidity, page 124

Cash Flow from Investing Activities, page 126

6.	The amount of remaining borrowing capacity under the Revolving Credit Agreement of $69.2 million as of April 30, 2018 disclosed here does not agree to the $56.2 million available, as disclosed on page 129. Please reconcile the amounts and revise your disclosure, as applicable.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the inclusion of the words “as of April 30, 2018” on page 129 of Amendment No. 1 was made in error. We have updated our disclosure in the document based on our remaining capacity as of June 30, 2018. Please see pages 127 and 132 of Amendment No. 2.

Please direct any questions that you may have with respect to the foregoing to, or if any additional supplemental information is required by the Staff please contact, Matthew R. Pacey of Kirkland & Ellis LLP at (713) 835-3786, Michael P. Fisherman of Kirkland & Ellis LLP at (713) 836-3645 or the undersigned at (432) 689-5200.

Very truly yours,

LEGACY RESERVES INC.

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer

Enclosures

cc:	Diane Fritz (Securities and Exchange Commission)
Shannon Buskirk (Securities and Exchange Commission)
John Hodgin (Securities and Exchange Commission)
Kevin Dougherty (Securities and Exchange Commission)
Loan Lauren P. Nguyen (Securities and Exchange Commission)
Paul T. Horne (Legacy Reserves Inc.)
Matthew R. Pacey (Kirkland & Ellis LLP)
Michael P. Fisherman (Kirkland & Ellis LLP)
Srinivas M. Raju (Richards Layton & Finger, P.A.)
Kenneth E. Jackman (Richards Layton & Finger, P.A.)